Exhibit 21.1

SUBSIDIARIES OF
CHINA YIDA HOLDING, CO.

Jurisdiction of Incorporation
Keenway Limited (“Keenway Limited”)	Cayman Islands
Hong Kong Yi Tat International Limited (“Hong Kong Yi Tat”)	Hong Kong
Fujian Jiaoguang Media Co., Ltd. (“Fujian Jiaoguang”)	China
Yida (Fujian) Tourism Group Ltd. (“Fujian Yida”)	China
Fujian Yida Tulou Tourism Development Co., Ltd. (“Tulou”)	China
Fujian Jintai Tourism Development Co., Ltd. (“Fujian Jintai Tourism”)	China
Jiangxi Zhangshu (Yida) Tourism Development Co., Ltd. (“Jiangxi Zhangshu”)	China
Fuzhou Fuyu Advertising Co., Ltd. (“Fuyu”)	China
Jiangxi Fenyi (Yida) Tourism Development Co., Ltd. (“Jiangxi Fenyi”)	China
Yongtai Yunding Resort Management Co., Ltd. (“Yunding Resort Management”)	China
Anhui Yida Tourism Development Co., Ltd. (“Anhui Yida”)	China
Fujian Yida Travel Service Co., Ltd. (“Yida Travel”)	China